SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON APRIL 19th, 2018

DATE, TIME AND PLACE: On April 19th, 2018, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida João Cabral de Mello Neto, Nr. 850, South Tower, 13th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing 90.88% of the total capital stock, including holders of the American Depositary Receipts, these representing percentage of 14.69% of the total capital stock, pursuant to (1) the signatures on the Shareholders’ Attendance Book; and (2) by the valid distance voting ballots received on the terms of the CVM rules. Messrs. João Cox Neto, Chairman of the Board of Directors; Stefano De Angelis, Chief Executive Officer; Adrian Calaza, Chief Financial Officer and Investors Relations Officer; Giovane Costa, Human Resources Director; Jaques Horn, Legal Officer; Walmir Kesseli, Chairman of the Fiscal Council; Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee, also attended the meeting.

It is registered the attendance of Messrs. Viviene Bauer and Patrícia Hanzelmann, representative of the Company’s independent auditors, BDO RCS Auditores Independentes S.S. (“BDO”), and of Mr. Gustavo Villardo, representative of Accenture do Brasil Ltda.

BOARD: Chairman – Mr. João Cox Neto; Secretary – Mr. Robson Goulart Barreto.

SUMMONS AND PUBLICATIONS: (1) The management’s report, the financial statements, the Fiscal Council’s opinion, the Statutory Audit Committee’s Report and the independent auditors’ report, related to the fiscal year ended on December 31st, 2017, were published on March 15th, 2018, on pages 44 to 56 of  the Official Gazette of the State of Rio de Janeiro; on pages A29 to A36 of the Valor Econômico; and (2) The Call Notice was published on March 20th, 21st and 22nd, 2018, on pages 24, 72 and 23 of the Official Gazette of the State of Rio de Janeiro; and on pages B9, B3 and B3 of the Valor Econômico, respectively.

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2017; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2017, and on the dividend distribution by the Company; (3) To confirm the appointments of the Board of Directors’ Members made at the Board of Directors’ Meetings held on November 29th, 2017 and March 16th, 2018, pursuant to Article 150 of Law Nr. 6,404/76 and to Article 20, Section 2 of the Company’s By-laws; (4) To appoint the new Board Members in replacement of the Board Members who resigned on March 16th, 2018 as per the Material Fact published on the same date; (5) To resolve on the composition of the Fiscal Council of the Company; (6) To appoint the regular and alternate members of the Fiscal Council of the Company; and (7) To resolve on the compensation proposal for the Company’s administrators, the members of the Committees and the members of the Fiscal Council, for the fiscal year of 2018.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 11th amendment to this agreement, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company and its controlled companies, TIM Celular S.A. ("TCEL") and TIM S.A., on the other hand; and (2) To resolve on the proposal of the Long Term Incentive Plan of the Company.

RESOLUTIONS:

First, the consolidated voting map of the votes casted through the distance bulletin ballots was read, distributed to those present and it was also made available for consultation, pursuant to paragraph 4 of Section 21-W of the CVM Instruction Nr. 481, of December 17th, 2009.  The Chairman of the Board then proposed: (1) the dismissal of the reading of the documents related to the agenda to be discussed on this Annual and Extraordinary Shareholders’ Meeting, taking into account that the shareholders are fully aware of the contents thereof; (2) the recording of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of Law Nr. 6,404/76, respectively; (3) the voting statements, abstentions, protests and dissidences, eventually casted, were received, numbered and certified by the Board, and be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of Law Nr. 6,404/76; and (4) that the minutes of the Annual and Extraordinary Shareholders’ Meeting be recorded as a single document, pursuant to Section 131, sole paragraph, of the Law Nr. 6,404/76.

The shareholders present agreed with the proposals presented by the Chairman. Next, after analysis and discussion of the items in the Agenda, the shareholders resolved:

On Annual Shareholders’ Meeting:

(1) To approve, by the majority of the votes casted, corresponding approximately to 94.70% of the votes in favor, as per the consolidated voting map attached hereto, the management’s report and the individual and consolidated financial statements of the Company, related to the fiscal year ended on December 31st, 2017, which were duly audited by the independent auditors of the Company, BDO, with its respective report, as well as with the opinion of the Company’s Fiscal Council and the report of the Company’s Statutory Audit Committee;

(2) To approve, by the majority of votes casted, corresponding approximately to 99.57% of the votes in favor, as per the consolidated voting map attached hereto, the management’s proposal to allocate the results, related to the fiscal year of 2017, and the distribution of the Company’s dividends, along with the opinion of the Fiscal Council, which provides the 2017 net profits, in the amount of one billion, two hundred and thirty-four million, five hundred and seven thousand, two-hundred and sixty-one Reais and eighty-seven cents (R$1,234,507,261.87) shall have the following destination:

(2.1) To the Legal Reserve, according to Section 193 of the Law Nr. 6,404/76, five percent (5%) of the 2017 net profits, in the amount of sixty-one million, seven hundred and twenty-five, three hundred and sixty-three Reais and nine cents (R$61,725,363.09);

(2.2) For the Capital Reserve, it shall be allocated the amount of one hundred and twelve million, four hundred and ninety-three thousand, eight hundred and thirty Reais and ninety-eight cents (R$112,493,830.98), corresponding to the tax benefit amount resulting from the income tax reduction incurred in the fiscal year of 2017;

(2.3) As dividends and shareholders’ equity (gross), the amount of two hundred and ninety-three million, three hundred and sixteen thousand, one hundred and forty-six Reais and twenty-five cents (R$293,316,146.25), now ratified the payment effected in November 24th, 2017 of shareholders’ equity in the amount of one hundred and eighty-nine million, nine hundred and ninety-one thousand, one hundred and seventeen Reais and ten cents (R$189,991,117.10), now resolved the payment of one hundred and three million, three hundred and twenty-five, twenty-nine Reais e fifteen cents (R$103,325,029.15) as dividends, being resolved that the indicated dividends shall be paid by June 19th, 2018. Therefore, each share held on this date shall be entitled as dividends zero point zero, four, two, six, nine, eight, two, three, nine Reais (R$0,042698239), calculated based on the total amount of the shares issued by the Company, except for the shares that are in treasury, that shall be paid as follows: one hundred percent (100%) of the total amount by June, 19th, 2018. It is provided that the shareholders, who hold shares of the Company acquired until April 19th, 2018 (included), shall be entitled to the dividends approved in this Meeting. The shares acquired after this date, i.e. from April 20th, 2018, will be traded ex direito stock dividend. It is also provided that the amount to be paid per share had a minor adjustment in relation to the amount presented on the management’s proposal, due to recent and irrelevant change in the number of shares kept in treasury, not having, however, any adjustment in the total amount of the dividends to be distributed; and

(2.4) For the Statutory Reserve for Expansion, pursuant to the Company’s By-Laws, the remaining balance of the net profits minus the total dividends distributed and the amount allocated to the capital reserve, totalizing the amount of seven hundred and sixty-six million, nine hundred and seventy-one thousand, nine hundred and twenty-one Reais and fifty-five cents (R$766,971,921.55), will be allocated;

(3) The confirmation of the appointments of the Board of Directors’ members made at the Board of Directors’ Meetings held on November 29th, 2017 and March 16th, 2018, pursuant to Article 150 of Law Nr. 6,404/76 and to Article 20, Section 2 of the Company’s By-laws, was put to a vote, which was approved by a majority of the votes casted, as per the consolidated voting map attached hereto and as follows:

(i) João Cox Neto, Brazilian, married, Bachelor in Economic Sciences, bearer of the identity card Nr. 3.944.885, issued by SSP/BA, enrolled with taxpayers’ Nr. 239.577.781-15 (CPF/MF), resident and domiciled on Rua Canário, 80, Ed. Flamboyant, Apto. 11, Moema, City and State of São Paulo, CEP 04.521-000, with approximately 77.83% of the votes in favor;

(ii) Mario Di Mauro, Italian, married, Bachelor in Economics, bearer of the Italian Passport Nr. AA2248135, valid through June 26th, 2018, domiciled at Corso d’Italia, 41 – 00198, Rome, Italy, with approximately 81.04% of the votes in favor;

(iii) Celso Luis Loducca, Brazilian, married, advertiser, bearer of the identity card Nr. 6.713.866, issued by SSP/SP, enrolled with taxpayers’ Nr. 007.272.598-22 (CPF/MF), resident and domiciled on Rua Chile, 80, Jardim Paulistano, City and State of São Paulo, CEP 01.436-050, with approximately 97.9% of the votes in favor; and

(iv) Piergiorgio Peluso, Italian, married, Bachelor in Economics and Social Sciences, bearer of the Italian passport Nr. YA7680167, in force until May 26th, 2025, domiciled on Corso d’Italia 41, 00198, City of Rome, Italy, with approximately 81.04% of the votes in favor.

It is hereby registered that the Board of Directors’ members whose election is now confirmed will have term of office until the Annual Shareholders’ Meeting of the Company to be held in 2019.

It is also registered that Mr. Celso Luis Loducca is qualified as Independent Director, pursuant to the Listing Rules of the Novo Mercado B3.

The shareholder TIM Brasil Serviços e Participações S.A. stated that they have obtained from the Directors, whose election is now ratified, the confirmation that they have the necessary qualifications and meet the requirements established by the Law Nr. 6,404/76 in order to occupy the position of member of the Company’s Board of Directors. The aforementioned members of the Board of Directors shall be invested in the positions by fulfilling the applicable conditions and signing the declaration required by CVM Instruction Nr. 367, dated May 29th, 2002, the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Law Nr. 6,404/76, the Novo Mercado Listing Regulation of B3 and the Company's Bylaws.

(4) The appointment of the new Board members in replacement of the members who resigned in March 16th, 2018, according to the Company’s Material Fact in the same date, was put to a vote being approved by the majority of the votes casted, as per the consolidated voting map attached hereto, the appointment of Messrs:

(i) Agostino Nuzzolo, Italian, married, Bachelor in Economics, bearer of the Italian Passport Nr. YA3957635, in force until October 4th, 2022, domiciled on Corso d’Italia 41, 00198, City of Rome, Italy, with approximately 80.87% of the votes in favor;

(ii) Giovanni Ferigo, Italian, married, Bachelor in Engineering, bearer of the Italian Passport Nr. YA5005623, in force until May 22nd, 2023, domiciled on Corso d’Italia 41, 00198, City of Rome, Italy, with approximately 80.87% of the votes in favor;

(iii) Raimondo Zizza, Italian, married, Bachelor in Engineering, enrolled in the CPF/MF under Nr. 007.272.598-22 bearer of the Italian Passport Nr. YA4389152, in force until June 6th, 2023, domiciled on Corso d’Italia 41, 00198, City of Rome, Italy, with approximately 80.88% of the votes in favor.

It is hereby registered that the Board of Directors’ members now elected will have term of office until the Annual Shareholders’ Meeting of the Company to be held in 2019.

The shareholder TIM Brasil Serviços e Participações S.A. stated that they obtained from the Directors, whose election is now elected, the confirmation that they have the necessary qualifications and meet the requirements established by the Law Nr. 6,404/76 in order to occupy the position of member of the Company’s Board of Directors. The aforementioned members of the Board of Directors shall be invested in the positions by fulfilling the applicable conditions and signing the declaration required by CVM Instruction Nr. 367, the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Law Nr. 6,404/76, the Novo Mercado Listing Regulation of B3 and the Company's Bylaws.

The Company’s Board of Directors is now composed by Messrs. João Cox Neto, Agostino Nuzzolo, Alberto Emmanuel Carvalho Whitaker (Independent Director), Celso Luis Loducca (Independent Director), Giovanni Ferigo, Herculano Aníbal Alves (Independent Director), Mario Di Mauro, Piergiorgio Peluso, Raimondo Zizza and Stefano De Angelis, all with term of office until the Company's Annual General Meeting to be held in 2019.

(5) To approve, by the majority of the votes casted, corresponding to approximately 99.43% of the votes in favor, as per the consolidated voting map attached hereto, the composition of the Fiscal Council of the Company with three (3) regular members and three (3) alternate members.

(6) The Chairman inquired the attending minority shareholders of their interest to request the aparted vote of Fiscal Council member, pursuant to Section 161, Paragraph 4, item ‘a’, of Law Nr. 6,404/76, having the shareholder Hydrocenter – Válvulas, Tubos e Conexões Ltda. appointed Mr. Alexandre Pedercini Issa as regular member, and Mrs. Gabriela de Castro Soares as alternate; having the shareholder JVCO Participações Ltda. appointed Mr. Elias de Matos Brito as regular member, and Mr. Roberto Luz Portella as alternate; and having the shareholders represented by Vinci Equities Gestora de Recursos Ltda. appointed Mr. Marcello Joaquim Pacheco as regular Member, and Mr. Rafael Lycurgo Leite as alternate. The item was put to vote in separate, without the vote of TIM Brasil Serviços e Participações S.A.; as a result, by the majority of the votes casted, with the votes in favor of the shareholder JVCO Participações Ltda. being elected as regular member Mr. Elias de Matos Brito, Brazilian, married, accountant, bearer of the identity card Nr. 074.806-03, issued by CRC-RJ, enrolled in the CPF/MF under number 816.669.777-72, domiciled on Rua Uruguaiana, 39, 18 andar, in the City and State of Rio de Janeiro; and as alternate Mr. Roberto Luz Portella, Brazilian, married, lawyer, bearer of Identity Card Nr. 1.830.755, issued by IFP, enrolled in the CPF/MF under Nr. 039.031.417-04, domiciled on Av. Horacio Lafer, 621, Apt. 101, in the City and State of São Paulo, Brazil, being casted approximately 73.14% of the votes in candidates appointed by the minority of the shareholders who came forward on this resolution as per the consolidated voting map attached hereto.

The shareholder JVCO Participações Ltda. stated that they have obtained from the candidates they have appointed for the Fiscal Council and elected in the terms above have the necessary qualifications and meet the requirements established by the Law Nr. 6,404/76 and the Company's Bylaws to occupy the position of member of the Fiscal Council.

Next, it was put to vote the slate of candidates comprised of 2 (two) regular members, and their respective alternate members, as per TIM Brasil Serviços e Participações S.A’s proposal, being approved, by the majority of the votes casted, corresponding to approximately 98.13%; as per the consolidated voting map attached hereto, Messrs.:

(i) as regular member Mr. Walmir Kesseli, Brazilian, married, economist, bearer of Identity Card Nr. 1.440.573-9, issued by SSP/PR, enrolled in the CPF/MF under Nr. 357.679.019-53, domiciled at Rua dos Beija Flores, Nr. 261, Residencial das Andorinhas, Alphaville Graciosa, City of Pinhais, State of Paraná, Brazil, having as alternate member Mr. Oswaldo Orsolin, Brazilian, married, economist and accountant, bearer of Identity Card Nr. 2.911.852-9, issued by SSP/SP, enrolled in the CPF/MF under Nr. 034.987.868-49, domiciled at Avenida Escola Politécnica, Nr. 942, Edifício B2, Apto. 221, Rio Pequeno, City and State of São Paulo, Brazil; and

(ii) as regular member Mr. Josino de Almeida Fonseca, Brazilian, married, civil engineer, bearer of the Identity Card Nr. 5.492.136-3, issued by SSP/SP, enrolled in the CPF/MF under Nr. 005.832.607-30, domiciled at Rua São Carlos do Pinhal, Nr. 345, Apto. 906, Bela Vista, in the City and State of São Paulo, Brazil, having as alternate member, Mr. João Verner Juenemann, Brazilian, married, accountant and business administrator, bearer of the identity card Nr. 3.010.401.283, issued by SSP/RS, enrolled in the CPF/MF under Nr. 000.952.490-87, domiciled at Rua Passo da Pátria, Nr. 624, Bairro Bela Vista, City of Porto Alegre, State of Rio Grande do Sul, Brazil;

The shareholder TIM Brasil Serviços e Participações S.A. who appointed the members of the Fiscal Council hereby elected, in the terms above, stated that they have the necessary qualifications and meet the requirements established by the Law Nr. 6,404/76 and the Company's Bylaws to occupy the position of member of the Fiscal Council.

The Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2019.

The members shall be invested in the positions by fulfilling the applicable conditions and signing the respective terms of investiture, as well as the other pertinent documents, in the form and within the period established in Law Nr. 6,404/76, the Novo Mercado Listing Regulation of B3 and the Company's Bylaws.

(7) To approve, by the majority of the votes casted, corresponding to approximately 81.52% of the votes in favor, as per the consolidated voting map attached hereto, the compensation proposal for the administrators for the fiscal year of 2018, as follows:

(i) Compensation to the Board of Directors: total annual compensation in the amount R$2,556,000.00 (two million, five hundred and fifty-six thousand Reais), to be granted to the Directors individually, in accordance with the criteria to be resolved by the Board of Directors;

(ii) Compensation to the Committee’s members: total annual compensation in the amount of R$1,134,000.00 (one million, one hundred and thirty-four thousand Reais) to be granted to the members of the Board of Directors’ advisory committees, pursuant to the criteria to be resolved by the Board of Directors;

(iii) Compensation to the Fiscal Council’s members: total annual compensation in the amount of R$504,000.00 (five hundred and four thousand Reais); and

(iv) Compensation to the Board of Officers: total annual compensation in the amount of R$35,703,000.00 (thirty-five million, seven hundred and three Reais), provided that from such amount, 41.3% correspond to the fixed compensation, and 58.7% to the variable compensation.

On Extraordinary Shareholders’ Meeting:

(1) To approve, by the majority of votes casted, corresponding to approximately 94.28% of the votes in favor of the shareholders that came forward on this resolution, as per the consolidated voting map attached hereto, being expressly registered the abstention of vote by the controlling shareholder TIM Brasil Serviços e Participações S.A.; all in accordance with the documents previously disclosed on the websites of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, regarding the history of the Cooperation and Support Agreement (“Agreement”), the 12 (twelve) month extension of the Agreement to be entered into by and between Telecom Italia S.p.A., on one side, and the Company and its subsidiaries, TCEL and TIM S.A., on the other side, until April 30th, 2019, and in the amount corresponding in Reais of up to ten million, eight hundred and eighty-three thousand Euros (€10,883,000.00), pursuant to the proposal submitted to the Statutory Audit Committee, at its meeting held on March, 15th, 2018, and to the Board of Directors at its meeting held on March 16th, 2018, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

(2) To approve, by the majority of votes casted, corresponding to approximately 83.66% of the votes in favor, as per the consolidated voting map attached hereto, the Long Term Incentive Plan of the Company, as per the terms on the proposal submitted to the Compensation Committee, at its meeting held on March 15th, 2018 and, by the Board of Directors, at its meeting held on March 16th, 2018.

CLARIFICATIONS: The Board received and registered the votes and the abstentions casted by the shareholders that attended this Annual and Extraordinary Shareholders’ Meeting, which were properly presented and computed in the resolutions above, having the shareholder JVCO Participações Ltda. casted a written votes against the subjects voted in item (7) of the Annual Shareholders’ Meeting, and item (1) in the Extraordinary Shareholders’ Meeting, which were duly received and initialed by the Secretary of the Board.

VOTING MAP: Pursuant to Section 30, paragraph 4, of the CVM Instruction Nr. 480, of December 7th, 2009, as amended, the consolidated voting map attached hereto, which is part of these minutes, indicates the number of votes in favor, against and the abstentions for each resolution, as well as the respective percentage.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read, approved and executed by all the shareholders present, by the Chairman, Mr. João Cox Neto, and by the Secretary of the Board.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 19th, 2018.

ROBSON GOULART BARRETO
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 19, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.